Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

Please See Forward-Looking Statements Advisory

NEWS RELEASE

LAKE SHORE GOLD CONTINUES TO DEFINE AND EXTEND MINERALIZATION AT THUNDER CREEK, POTENTIAL NEW ZONE DISCOVERED 500 METRES ALONG TC-144 TREND

•                      Underground drilling confirms and extends mineralization above and below 730 Level, key intercepts include:

•                       7.57 grams per tonne (“gpt”) over 108.80 metres (“m”)

•                       7.01 gpt over 112.70m

•                       4.70 gpt over 145.70m

•                       5.21 gpt over 49.70m, including 8.11 gpt over 24.90m and 3.70 gpt over 12.25m

•                       2.30 gpt over 120.55m

•                       10.19 gpt over 55.00m, including 18.95 gpt over 20.50m, and 4.90 gpt over 50.80m

•                      Underground drilling near northeast tip of Porphyry Zone on 730 Level extends mineralization by minimum 25 metres

•                       Intersections include 3.62 gpt over 40.50m, 7.24 gpt over 6.30m and 2.53 gpt over 23.90m

•                      Infill drilling from surface confirms mineralization between 500 and 630 metre levels

•                       Key intersections include 5.65 gpt over 69.90m, 4.17 gpt over 29.60m and 7.75 gpt over 8.00m

•                      Exploration surface drilling extends mineralization and discovers potential new zone 500 metres to the southwest

•                       Drilling near southwest limit of current resource model extends zone by 25 metres, remains open, among intersections are 6.72 gpt over 8.90m, 11.49 gpt over 5.00m and 9.1 gpt over 2.00m

•                       Wide spaced exploration drilling 500 metres to southwest of Thunder Creek deposit intersects 8.07 gpt over 2.10m, demonstrates potential for new discoveries along TC-144 trend.

Toronto, Ontario (July 25, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from 29 drill holes (11,330 metres) from the Thunder Creek Project with 15 holes (2,799 metres) being collared underground near the 730 Level and 14 holes (8,531 metres) being collared on surface. The holes are part of a continuing drill program to increase drill hole density at the Thunder Creek deposit for the new National Instrument (“NI”) 43-101 estimate due later this year as well as to explore for new deposits along strike.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results continue to provide us with a very positive outlook on the Thunder Creek deposit and its potential. Drilling is proceeding well with infill holes extending mineralization above and below the 730 Level. As well, the discovery of a potential new zone 500 metres from the Thunder Creek deposit highlights the excellent opportunity that exists for new discoveries along the TC-144 trend. We are continuing our aggressive drill program at Thunder Creek with 12 drills currently active in support of our efforts to establish an initial NI 43-101 report later this year and to pursue expansion of the Thunder Creek deposit towards 144.”

Underground drilling confirms and extends mineralization above and below 730 Level

Holes drilled to test above the 730 Level covered up to the 650 Level and provided strong confirmation of the upward continuity of previously obtained wide, high-grade intercepts in horizontal holes on the 730 Level. Key intercepts include 7.75 gpt over 108.80 m in 730-012, 4.70 gpt over 145.70m in 730-010, 10.19 gpt over 55.00m, including 18.95 gpt over 20.50m, and 4.90 gpt over 50.80m in 730-011 and 5.21 gpt over 49.70m, including 8.11 gpt over 24.90m and 3.70 gpt over 12.25m, in 710-001.

Results of drilling below the 730 Level covered the mineralized zone to a maximum depth of 900 metres below the level and were also highly successful. Key intercepts from below the level included 7.01 gpt over 112.70m in 730-013, 2.30 gpt over 120.55m in 730-030 and 4.21 gpt over 9.10m and 0.90 gpt over 91.30m in 650-007.

Underground drilling near northeast tip of Porphyry Zone on 730 Level extends mineralization by minimum 25 metres

Drilling near of the northeast limit of the Porphyry Zone on the 730 Level were designed to test for a possible extension of the Zone and was also successful, extending the Zone by a minimum of 25 metres. Results include 3.62 gpt over 40.50m in 730-014, 7.24 gpt over 6.30m in 730-024 and 2.53 gpt over 23.90m in730-029. Including the results of these new holes the total strike length of the Zone on the 730 level now stands at a minimum of 200 metres

Infill drilling from surface confirms mineralization between 500 and 630 metre levels.

Significant results from the infill drilling include 4.17 gpt over 29.60m in TC08-054d, 7.75 gpt over 8.00m in TC08-054b and 5.65 gpt over 69.90m, including 10.45 gpt over 21.60m in TC11-112. These holes intersected mineralization approximately 200 metres above the 730 Level and confirm the continuity of thick, high-grade intersections towards the 350 metre level, which is one of the next areas scheduled for development.

Exploration surface drilling extends mineralization and discovers potential new zone 500 metres to the southwest.

Among significant results from drilling to the southwest were 6.72 gpt over 8.90m, including 26.82 gpt over 1.40m in TC09-69k, 11.49 gpt over 5.00m in TC11-111b and 9.10 gpt over 2.00m in TC11-111a. All three holes were drilled on a section located 25 metres southwest of the current limit for the Thunder Creek deposit where there is little to no previous testing. TC09-69k intersected the Zone approximately 200 metres above the 730 Level, while TC11-111a and TC11-111b intersected mineralization approximately 100 to 150 metres above 730 Level. The potential to extend the Zone further to the southwest is considered excellent.

Additional results from drilling to the southwest included 8.07 gpt over 2.01m in TC10-085a, which was collared approximately 500 metres to the southwest of the Thunder Creek deposit. The intersection consisted of a 20 metre alteration zone containing local porphyry dikes, quartz veining and increased sulphides similar to the Thunder Creek deposit. It is considered highly significant as it confirms the southwest extension of the TC-144 trend and its potential to host additional new deposits.

Observations to date continue to confirm the continuity and grade of the Thunder Creek deposit and indicate a broad envelope of mineralization containing multiple higher-grade lenses in both the Rusk and Porphyry zones.

The broad envelope of mineralization has been traced from surface to a vertical depth of 1,000 metres and has an average strike length of approximately 200 metres and average width which varies between 5 and 100 metres. The bulk of the drilling to test the mineralized envelope zone has been concentrated on a 200 metre strike length between surface and the 800 level with results indicating excellent continuity and potential for further expansion.

Drilling is continuing at the Thunder Creek property with 12 drills, including four underground drills near the 300 Level, four underground drills near the 730 Level and four drills on surface. The deepest holes to test the zone to date are at a vertical depth of 1,000 metres and indicate that the Rusk and Porphyry zones are open to depth and that the Porphyry stock hosting the Porphyry zone is increasing in size.

Quality Control

The Company’s Qualified Person (“QP”) for the drilling being completed on the Thunder Creek property is Dean Crick, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release. Mr. Crick is an employee of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of all drill core. Assays have been completed at ALS Chemex (TC200 series holes) which uses a standard fire assay with a 30-gram aliquot. For samples that return a gold content greater than 10.0 gpt, the sample is re-analyzed via Fire Assay with Gravimetric finish. Select mineralized sections of the Porphyry Zone are analyzed using the “metallics” or screen fire assay technique. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to the ALS Chemex Prep Lab located in Timmins, Ontario. The pulps from core that is sent to the ALS Chemex Prep Lab are then shipped to ALS Chemex Assay Laboratory in Vancouver, BC. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has a capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.  These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets.  Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Thunder Creek — Significant Assay Results

Hole Number	From m	To m	Grade gpt	Width m	Zone
710-001	**207.00**	**256.70**	**5.21**	**49.70**	**RUSK**
incl	**225.60**	**250.50**	**8.11**	**24.90**	
and	**272.90**	**285.15**	**3.70**	**12.25**	**PORPHYRY**
650-007	**334.00**	**343.10**	**4.21**	**9.10**	**RUSK/PORPHYRY**
incl	336.45	337.80	12.47	1.35	
and	**365.70**	**457.00**	**0.90**	**91.30**	**PORPHYRY**
incl	397.00	417.00	1.46	20.00	PORPHYRY
730-007	0.00	55.30	1.95	55.30	PORPHYRY
incl	18.00	21.00	5.30	3.00	
incl	43.00	48.00	5.81	5.00	
730-010	**13.70**	**159.40**	**4.70**	**145.70**	**ALL**
incl	13.70	32.70	13.14	19.00	PORPHYRY
incl	117.45	159.40	9.32	41.95	RUSK
730-011	**9.20**	**60.00**	**4.90**	**50.80**	**PORPHYRY**
incl	37.00	46.00	21.63	9.00	
and	**71.00**	**126.00**	**10.19**	**55.00**	**PORPHYRY/RUSK**
incl	**88.50**	**109.00**	**18.95**	**20.50**	**RUSK**
incl	113.00	123.40	9.58	10.40	
730-012	**13.20**	**122.00**	**7.75**	**108.80**	**PORPHYRY/RUSK**
incl	16.20	24.00	32.22	7.80	PORPHYRY
incl	32.50	43.30	12.48	10.80	PORPHYRY
incl	61.30	65.30	14.44	4.00	PORPHYRY
incl	111.40	120.40	19.40	9.00	RUSK
730-013	**5.30**	**118.00**	**7.01**	**112.70**	**PORPHYRY**
incl	30.50	33.50	18.68	3.00	
incl	88.30	105.00	34.40	16.70	
incl	92.00	95.00	186.47	3.00	
730-014	**15.00**	**55.50**	**3.62**	**40.50**	**PORPHYRY**
incl	47.50	55.50	5.60	8.00	
730-024	**0.60**	**6.90**	**7.24**	**6.30**	**PORPHYRY**
730-025	1.00	13.80	1.72	12.80	PORPHYRY/RUSK
730-026	0.00	2.60	3.69	2.60	PORPHYRY
and	9.00	12.00	2.74	3.00	ALTERED UM
730-028	0.00	8.70	3.14	8.70	PORPHYRY
730-029	**1.00**	**24.90**	**2.53**	**23.90**	**PORPHYRY**
incl	10.00	11.90	5.25	1.90	
and	30.20	32.80	4.49	2.60	PORPHYRY
730-030	**0.00**	**120.55**	**2.30**	**120.55**	**PORPHYRY**
incl	17.00	48.00	4.46	31.00	
incl	75.45	80.70	4.07	5.25	
incl	117.00	120.55	6.85	3.55

Figure 1.   Location Map

Mattagami River Fault
N
BRISTOL FAULT
Timmins Mine
Thunder Creek
144 ZONE
144
SOUTH
Golden River West
Golden River East
Thibeault
DESTOR PORCUPINE FAULT
0
1
2
Kilometers
Legend
Golden River Zones
Property Boundary
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
LAKE SHORE
GOLD CORP.
Location Map
Date: Feb, 2011
Name:
File: twest_tcreek_thorne_feb_2011.mxd

Figure 2.   Plan View (730 Level)

Figure 3. Plan View (650 Level)

Figure 4. 3D View

530 Level
730 Level
930 Level
OPEN
TC08-54d
4.17 /29.60
incl. 5.74 /8.40
incl. 5.43 /12.80
TC08-54
5.90 /26.35
incl. 11.20 /10.40
TC11-112
5.65 /69.90
incl. 10.45 /21.60
incl. 23.71 /4.00
TC730-012
7.75 /108.80
incl. 32.22 /7.80
TC730-010
4.70 /145.70
incl. 13.14 /19.00
incl. 9.32 /41.95
TC730-014
3.62 /40.50
TC730-029
2.53 /23.90
incl. 5.25 /1.90
TC730-024
7.24 /6.30
TC650-004b
3.11 /95.70
incl. 4.53 /34.65
TC650-007
4.21 /9.10
0.90 /91.30
TC730-009
11.53 /147.30
incl. 75.14 /18.60
incl. 284.19 /4.60
incl. 3.30 /76.70
TC730-030
2.30 /120.55
incl. 4.46 /31.00
TC09-69k
6.72 /8.90
incl. 26.82 /1.40
TC11-111a
9.10 /2.00
TC09-69h
5.92 /9.90
incl. 10.56 /4.20
TC11-111b
11.49 /5.00
TC09-69A
3.03 /89.10
TC730-011
4.90 /50.80
incl. 21.63 /9.00
10.19 /55.00
incl. 18.95 /20.50
TC710-001
5.21 /49.70
incl. 8.11 /24.90
3.70 /12.25
TC730-007
1.95 /55.30
incl. 5.81 /5.00
TC730-013
7.01 /112.70
incl. 34.40 /16.70
TC09-68B
12.75 /83.40
TC09-68c
2.34 /100.25
incl. 3.17 /15.70
incl. 4.17 /13.35
Composites:
11.53 /147.30
gpt Au over meters
LAKE SHORE
GOLD CORP.
3D VIEW OF
THUNDER CREEK 730 LEVEL
LOOKING NORTHWEST
Date: July, 2011
File: tc-3d-july-25-2011.mxd
Name: